123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500
May 12, 2010
VIA EDGAR AND OVERNIGHT MAIL
United States Securities and Exchange Commission
H. Christopher Owings, Assistant Director
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

RE:	Form 10-K for the Year Ended August 29, 2009, as amended
Filed October 26, 2009
Form 10-Q for the Period Ended February 13, 2010
Filed March 18, 2010
Form 10-Q for the Period Ended November 21, 2009
Filed December 17, 2009
Definitive Proxy Statement on Schedule 14A
Filed October 26, 2009
File No. 1-10714
Dear Mr. Owings:
AutoZone, Inc. is pleased to respond to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on our Form 10-K for the year ended August 29, 2009, as amended; Form 10-Q for the period ended February 13, 2010; Form 10-Q for the period ended November 21, 2009; and Definitive Proxy Statement on Schedule 14A. Below is our response to the questions in your letter dated April 15, 2010. We have repeated your question and replied in bold immediately under the question. We propose to address our response to the comments by revising the disclosure in the next filing in which such disclosure would appear. Our responses also provide a sample disclosure, if applicable.
Form 10-K for the Year Ended August 29, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
1.	In future filings, please expand your Executive Summary section, and the similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and Release No. 33-8350. Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

•	You state that there are various factors occurring within the current economy that affect both your customers and your industry, including the credit crisis and higher unemployment. Please discuss these trends in greater detail, whether you believe these trends will continue and for how long, how you believe these trends will impact you in future periods, and the steps you are taking to address these trends, if any.

•	You state that the two statistics that have the closest correlation to your market growth over the long-term are miles driven and the number of “seven year old or older” vehicles on the road. In this regard, you state that the number of miles driven declined for the 16th straight month in March, was relatively flat in April and May, and increased in June and July. Also, you state that you are optimistic that, over the long-term, this trend will stabilize at low single digit increases as the number of vehicles on the road continues to increase. Please explain why you believe that the number of miles driven correlates to your market growth over the long-term. Further, please disclose the digit decreases in the number of miles driven for the 16 straight months ended in March, the increases or decreases in April and May, and the increases in June and July. Finally, please discuss why you are optimistic that, over the long-term, the number of miles driven will increase at a “low single digit” rate and how this increase will impact you.

•	Please explain why you believe that number of “seven year old or older” vehicles on the road correlates to your market growth over the long-term.

•	You state that you believe gas prices impact your customers’ behavior with respect to driving and maintaining their cars. Also, you state that gas prices peaked at roughly $4.00 per gallon in the summer of 2008 and, by the end of fiscal 2009, gas prices rose to approximately $2.61 per gallon from approximately $2.00 per gallon in February 2009. Please discuss the trend in gas prices in greater detail, your beliefs regarding whether gas prices will increase or decrease in the future, how you believe the increase or decrease in gas prices will impact you in future periods, and the steps you are taking, if any, to address this trend.
AutoZone Response:
Beginning with our next annual filing, we will revise our Executive Summary to respond to each of the above comments. An expanded disclosure included in our Form 10-K for the year ended August 29, 2009 would have read as follows (with key changes underlined):

Executive Summary
We achieved a solid performance in fiscal 2009, delivering record earnings of $657 million and sales growth of $420 million over the prior year, excluding the 53rd week in last year’s results. We completed the year with strong growth in our commercial and retail businesses. We are excited about our retail business opportunities and encouraged by the increase in our commercial business, where we continued to build our internal sales force and to refine our parts assortment. There are various factors occurring within the current economy that affect both our customers and our industry, including the impact of the recent recession, the credit crisis and higher unemployment, which we believe when combined have aided our sales growth during the year. As consumers’ cash flows have decreased due to these factors, we believe consumers have become more likely to keep their current vehicles longer and perform repair and maintenance in order to keep those vehicles well maintained. Our belief is supported by industry data showing an increase in the average age of vehicles on the road and recent declines in new car sales, which we believe have led to an increase in demand for the products that we sell. Given the nature of these macroeconomic factors, we cannot predict whether or for how long these trends will continue, nor can we predict to what degree these trends will impact us in the future. Our primary response to fluctuations in the demand for the products we sell is to adjust our advertising message, store staffing, and product assortment. We continue to believe we are well positioned to help our customers save money and meet their needs in a challenging macro economic environment.
Also, we believe changes in gas prices impact our customers’ behavior with respect to driving and maintaining their cars. With approximately ten billion gallons of unleaded gas consumed each month across the United States, each $1 dollar decrease at the pump contributes approximately $10 billion of additional spending capacity to consumers each month. We believe our sales were positively impacted by the decline in gas prices over the past year; however, given the unpredictability of gas prices, we cannot predict whether gas prices will increase or decrease in the future, nor can we predict how any future changes in gas prices will impact our sales in future periods.
The two statistics we believe have the closest correlation to our market growth over the long-term are miles driven and the number of seven year old or older vehicles on the road.
Miles Driven:
We believe that as the number of miles driven increases, consumers’ vehicles are more likely to need service and maintenance, resulting in an increase in the need for automotive hard parts and maintenance items. Over the long-term we have seen a correlation between annual miles driven and the annual sales growth of our industry; however, this correlation has not existed in the recent short-term recessionary period. During the months from December 2007 through March 2009, there was a decline in miles driven in comparing the current month to the same month in the prior year. The month-to-month decrease during this time period ranged from 0.5% to 5.6%. During the months of April and May 2009, miles driven increased by 0.3% and decreased by 0.2%, respectively, and during June and July 2009, miles driven increased by 1.9% and 2.3%, respectively (based on the Department of Transportation’s July 2009 report). Throughout this period and contrary to the correlation experienced prior to the recession, industry net sales continued to grow while miles driven mostly decreased. During this recent short-term period, although miles driven mostly decreased, net sales were positively impacted by an increase in demand for the products that we sell. We believe that the impact of changes in other factors, primarily an increase in seven year old or older vehicles and lower gas prices, more than off-set the impact of decreased miles driven. As the economy continues to recover, we believe that annual miles driven will return to pre-recession low single digit growth rates and the correlation between annual miles driven and the annual sales growth of our industry should return.
Seven Year Old or Older Vehicles:
New vehicle sales declined significantly during 2008 and the first half of 2009, which we believe is contributing to an increasing number of seven year old or older vehicles on the road. We estimate vehicles are driven an average of approximately 12,500 miles each year. In seven years, the average miles driven equates to approximately 87,500 miles. Our experience is that at this point in a vehicle’s life, most vehicles are not covered by warranties and increased maintenance is needed to keep the vehicle operating. According to data provided by the Automotive Aftermarket Industry Association, the number of seven year old or older vehicles increased by approximately 8.3% during the 2008 calendar year as compared to the 2007 calendar year. As the number of seven year old or older vehicles on the road increases, we expect an increase in demand for the products that we sell. In the near term, we expect this trend to continue, as consumers keep their cars longer in an effort to save money during this uncertain economy.
•	On page 22, you state that you expect to invest in your business consistent with historical rates during fiscal 2010, primarily related to your new store development program and enhancements to existing stores and infrastructure. In this regard, we note that the number of your new stores and the number of net new stores has decreased since 2006. Please discuss your investment plans going forward in greater detail, the reasons that the number of new stores and net new stores have decreased in recent years, and whether you believe this trend will continue.
AutoZone Response:
Our total new store count (domestic and Mexico) was relatively consistent over the last three years with openings of 180 stores in fiscal 2009, 185 stores in fiscal 2008, and 186 stores in fiscal 2007.

Beginning with our next filing, we will revise our disclosure to respond to the above comment. An expanded disclosure included in our Form 10-K for the year ended August 29, 2009 would have read as follows (with key changes underlined):
We expect to invest in our business consistent with historical rates during fiscal 2010, with our investment being directed primarily to our new store development program and enhancements to existing stores and infrastructure. The amount of our investments in our new store program is impacted by different factors, including such factors as whether the building and land are purchased (requiring higher investment) or leased (generally lower investment), U.S. or Mexico, urban or rural, etc. Over the past two years, our capital expenditures have increased by approximately 8% to 12% as compared to the prior year. Our mix of store openings has moved away from build-to-suit leases (lower cost) to ground leases and land purchases (higher cost), resulting in increased capital expenditures during the previous three years, and we expect this trend to continue during the fiscal year ending August 28, 2010.
•	On page 12 in your quarterly report on Form 10-Q for the period ended February 13, 2010, you state that you have recently seen a minimal correlation in sales performance with miles driven, which has historically been a key statistic with strong correlation to your sales results over the long term. Please discuss this minimal correlation in greater detail, why you believe this minimal correlation occurred, whether you believe it will continue in future periods, and the steps you are taking in response to this belief, if any.
AutoZone Response:
As discussed above, prior to the recession, there was a close correlation between our net sales and the number of miles driven. However, as recent as calendar years 2008 and 2009, while the number of miles driven has decreased or remained relatively flat, our net sales have experienced significant growth. This sales growth is contrary to the correlation we experienced prior to the recession. We believe this significant growth in net sales has been driven by other factors, including the number of seven year old or older vehicles on the road. Over the long term, we expect the correlation between net sales and the number of miles driven will stabilize and return to pre-recession levels as the number of vehicles on the road continues to increase.
Beginning with our next quarterly filing, we will revise our Executive Summary to respond to this comment. An expanded disclosure included in our Form 10-Q for the period ended February 13, 2010 would have read as follows (with key changes underlined):

The two statistics that we believe have the closest correlation to our market growth over the long-term are miles driven and the number of seven year old or older vehicles on the road. Prior to the recession, we had seen a close correlation between our net sales and the number of miles driven; however, recently we have seen minimal correlation in sales performance with miles driven. Sales have grown at an increased rate, while miles driven has either decreased or grown at a slower rate than what we’ve historically experienced. During this period of minimal correlation between net sales and miles driven, we believe net sales have been positively impacted by other factors, including the number of seven year old or older vehicles on the road. Since the beginning of the fiscal year, miles driven improved by approximately 1.5% as compared to the comparable prior year period, and the average age of the U.S. light vehicle fleet continues to trend in our industry’s favor. As the economy continues to recover, we believe that annual miles driven will return to pre-recession low single digit growth rates and the correlation between annual miles driven and the annual sales growth of our industry will return. Given the nature of an economic recovery, we cannot predict whether or for how long such a recovery will take, nor can we predict to what degree a recovery will impact us in the future. Our primary response to fluctuations in the demand for the products we sell are to adjust our advertising message, store staffing, and product assortment.
Item 9A. Controls and Procedures, page 62
2.	We note management’s conclusion that your disclosure controls and procedures were effective as of August 29, 2009. Further, we note management’s same conclusions regarding your disclosure controls and procedures in your quarterly reports on Form 10-Q for the periods ended November 21, 2009 and February 13, 2010. However, in your disclosure, you neither cite Rules 13a-15(e) or 15d-15(e) under the Exchange Act, which contain the definition of disclosure controls and procedures, nor do you provide the complete definition of these rules. Therefore, it is unclear by what standard management concluded that your disclosure controls and procedures were effective. Please note that you are not required to include the definition in the text, however, if the definition is not included, you should refer to the rules under which the definition is provided. In future filings, when disclosing management’s conclusion regarding the effectiveness of your disclosure controls and procedures, please either cite to Rules 13a-15(e) or 15d-15(e) under the Exchange Act or provide the complete definition from those rules in your document.
AutoZone Response:
In future filings, we will revise our disclosure regarding disclosure controls and procedures. Had we made the change in our Form 10-K for the fiscal year ended August 29, 2009, the disclosure would have read as follows (with key changes underlined):

As of August 29, 2009, an evaluation was performed under the supervision and with the participation of AutoZone’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as amended. Based on that evaluation, our management, including the Chief Executive Officer and the Chief Financial Officer, concluded that our disclosure controls and procedures were effective. During our fiscal fourth quarter ended August 28, 2010, there were no changes in our internal controls that have materially affected or are reasonably likely to materially affect internal controls over financial reporting.
3.	Also, please confirm for us, if true, that management’s conclusions in your annual report on Form 10-K and in your quarterly reports on Form 10-Q for the periods ended November 21, 2009 and February 13, 2010 that your disclosure controls and procedures were effective meant that your disclosure controls and procedures were effective as that term is defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act. If not true, please explain.
AutoZone Response:
We confirm that management’s conclusions in our annual report on Form 10-K for the year ended August 29, 2009 and in our quarterly reports on Form 10-Q for the periods ended November 21, 2009 and February 13, 2010 that our disclosure controls and procedures were effective meant that our disclosure controls and procedures were effective as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.
Definitive Proxy Statement on Schedule 14A
Related Party Transactions, page 45
4.	Please confirm, if true, that you have no related party transactions or agreements to disclose pursuant to Item 404(a) of Regulation S-K since the beginning of your fiscal year ended August 29, 2009. If not true, in future filings, please disclose the transactions as appropriate.
AutoZone Response:
We confirm there were no related party transactions or agreements required to be disclosed pursuant to Item 404(a) of Regulation S-K since the beginning of our fiscal year ended August 29, 2009.
In future definitive proxy filings, we will add the following disclosure after the discussion of our Related Person Transaction Policy, Code of Business Conduct and Code of Ethical Conduct for Financial Executives, assuming the facts and circumstances are appropriate.

We have concluded there are no material related party transactions or agreements that were entered into during the fiscal year ended August 28, 2010 and through the date of this proxy statement requiring disclosure under these policies.
AutoZone, Inc. acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please let us know if you have any further questions or if we can clarify any other issue that you may have.
Yours truly,
AutoZone, Inc.

By:	/s/ WILLIAM C. RHODES, III William C. Rhodes, III Chairman, President and Chief Executive Officer (Principal Executive Officer)